

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

> **Re: Genius Group Ltd**
> **Form 6-K**
> **Filed February 2, 2023**
> **File No. 001-41353**

Dear Roger James Hamilton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed February 2, 2023

General

1. You issued a press release on February 2, 2023 stating that the company began this application process to dual list its shares on Upstream. Please disclose in an amended report on Form 6-K what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction it is registered, and disclose the risks and uncertainties with listing on this exchange, including any restrictions on investors, including specifically investors located in the United States. In this regard, please also expand your disclosure to explain what you mean when you state that Upstream, a MERJ Exchange Market (MERJ Exchange), is "a fully regulated global stock exchange for digital securities and NFTs."

2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you plan to list on Upstream. Please revise your 6-K disclosure to provide a materially complete description of the tokenized shares and the process by

which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment, please provide us with a response letter that:

- includes the company's legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
- provides a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.
- explains the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

3. The press release indicates that shareholders will be eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

4. Please revise your disclosure to clarify whether there could be discrepancies between the trading prices of common shares on the NYSE American and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise, and disclose the risks this presents to investors.

5. Please revise your disclosure to clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your February 2, 2023 press release, you refer investors to the Upstream website for more information about Upstream, generally, but do not provide shareholders with information about how they can deposit shares and trade on Upstream, or how they can claim their $10 NFT Coupons.

6. Please revise your disclosure to clarify how and where investors will be able to download the Upstream app and create an account, including a website for the Upstream app. Additionally, please clarify whether U.S. investors are permitted to both purchase and sell Upstream listed securities, and whether U.S investors will be limited to trading only in securities they currently own that have been listed on Upstream for liquidation purposes only.

7.   Your press release announces the approval of a plan to issue a $10 Blockchain-based
        Digital Discount Coupon (Non Fungible Token "NFT"), or $10 NFT Coupon, per
        ordinary share to all shareholders as a move to reward shareholders. Additionally, we note
        your statement that "[t]he digital coupons are not securities and are issued as ERC721
        tokens..." Please advise us how you have determined whether this digital asset is not a
        security and disclose the risk that the federal securities law may apply to the distribution
        of the $10 NFT Coupons, including by (i) providing us with your legal analysis that these
        NFTs are not securities within the meaning of the U.S. federal securities laws and,
        therefore, you are not facilitating, or causing you to engage in, transactions in unregistered
        securities and (ii) addressing the risks related to a potential violation of Section 5 of the
        Securities Act if the interpretation or enforcement of the law and regulations regarding
        NFTs change or if you erroneously conclude that your NFTs are not securities.

8.   Please revise your Form 6-K to provide disclosure regarding the planned issuance of the
        $10 NFT Coupons, including (i) who or what entity is issuing them, (ii) what these
        NFTs consist of and what they represent, (iii) if and where the NFTs can be traded and
        (iv) who is eligible to claim the NFTs as a reward.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Jolie Kahn